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                                      Filed by Sybase, Inc.
                                      Pursuant to Rule 425 under
                                      the Securities Act of 1933
                                      Subject Company: New Era of Networks, Inc.
                                      Commission File No. 000-22043


EXTERNAL Q&A FOR NEON ACQUISITION


1)  WHY DOES SYBASE WANT TO ACQUIRE NEON?

    In agreeing to acquire NEON, Sybase sees an attractive opportunity to capitalize on the segment of the e-Business marketplace that demands the integration of existing applications with new e-Business applications. This market segment desires to expand its current business model into one of seamless e-Business. Sybase believes this is a huge market, as validated by market analysts like Gartner, META, Giga and Delphi. Sybase has strategized to focus on this emerging marketplace with products, horizontal and vertical solutions and best of breed application and delivery solutions. By combining Sybase and NEON technology we believe Sybase would be able to offer the most advanced e-Business products and solutions available on the market.


2)  WHAT WOULD THIS ACQUISITION DO FOR SYBASE CUSTOMERS?

    We expect the combination of NEON and Sybase technology to enable customers to develop e-Business solutions faster. By integrating our engineering, professional services, sales, and partners around our platform, customers would be able to create e-Business solutions in months instead of years. Sybase will meet key customer needs, including integration both internally and for business-to-business commerce; the ability to build new application functionality; content management and personalization; expansion into new vertical markets; retail, distribution and manufacturing; and perhaps most crucial, delivery to mobile and wireless devices. Our key channels initiative would be substantially enhanced by key NEON partnerships that include IBM, Microsoft, and HP.


3)  DOES THIS INDICATE A SHIFT IN SYBASE'S OVERALL E-BUSINESS STRATEGY?

    Our agreement to acquire NEON represents an evolution of our EP and e-Business strategy. EP is evolving into an e-Business platform. This has been confirmed by the leading industry analysts: Giga, Meta and Gartner. Customers are demanding an open, extensible platform to integrate existing legacy applications and build new applications on the platform. At the same time, because of the Internet revolution, customers need to deliver this in a portal fashion. Sybase is poised to take a leadership position because of our strengths in applications servers, EP, mobile, vertical solutions in financial services and e-Analytics.

4) WILL THE PROPOSED ACQUISITION OF NEON NEGATIVELY AFFECT THE SALE OF OTHER SYBASE PRODUCTS?

    We do not believe the acquisition of NEON will negatively affect the sale of our other products and services.

5)  WILL ANY PRODUCTS BE DISCONTINUED IF SYBASE ACQUIRES NEON?

    There are no current plans to discontinue any Sybase products if NEON is acquired.


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6)  WHERE WOULD NEON FIT IN WITH THE CURRENT SYBASE STRUCTURE?

    Upon completion of the deal, Sybase plans to create a new e-Business division which will combine NEON with certain aspects of its existing businesses. It is anticipated that Rick Adam, currently the chairman and CEO of NEON, would head the new e-Business Division as president. With its e-Business integration software platforms, NEON technology would provide Sybase with many components that would advance our leadership position in e-Business.

7)  WHAT ABOUT THE PRODUCTS?

    We expect to integrate NEON's technology into the products and services of our new e-Business Division which we plan to launch upon completion of the acquisition. We anticipate that the new division will incorporate NEON product offerings, including e-Biz Integragor and Process Server, as well as products from our ESD and IAD divisions, including Enterprise Portal, EAServer, PowerJ(R) and PowerDesigner(R).

8)  HOW IS THE ACQUISITION OF NEON EXPECTED TO AFFECT SYBASE'S STOCK PRICE?

    We, of course, cannot predict what the stock market will do but we do know that we are excited about the capabilities this acquisition brings to Sybase.

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FORWARD LOOKING STATEMENT: The information provided herein contains forward-looking statements regarding Sybase's proposed acquisition of NEON that involve risks and uncertainties, including statements regarding the effect of this transaction on Sybase's earnings and its business, Sybase's expectations regarding the success of NEON's products in Sybase's product lines, Sybase's expectations regarding the growth of the e-Business market generally and Sybase's strategy generally. Actual results may not be realized, or may vary materially from results that may be discussed in these forward-looking statements. Factors that may affect actual results include the risks inherent in completing the acquisition of NEON on a timely basis, if at all, the successful integration of NEON into Sybase's business, the, timely development and market acceptance of the products and services of the combined companies, Sybase's ability to remain competitive in a highly competitive and rapidly changing marketplace, and the other risks detailed from time to time in each company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, Sybase's report on Form 10-K for the fiscal year ended December 31, 1999 and its reports on Form 10-Q for its fiscal quarters ending March 31, June 30 and September 30, 2000.

ADDITIONAL INFORMATION: We urge investors and security holders to read the following documents, when they become available, because they will contain important information about Sybase, NEON, the proposed acquisition and related matters:

- Sybase's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials.
- Sybase's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.
-   NEON's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the U.S. Securities and Exchange Commission. In addition to these documents, Sybase and NEON file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Sybase and NEON at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Sybase's and NEON's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at http://www.sec.gov.

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